UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 2010
Date of Report (Date of Earliest Event Reported)
__________________________
Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)

__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME                    :           EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY               :           00124

TAXPAYER I.D.                             :           91.144.000-8

________________________________________________________________________________________

The following material event is reported by virtue of the stipulations of Articles 9 and 10 of Law 18,045, and Section II.1.B.3 of General Rule No. 30 of the Chilean Superintendency of Securities and Insurance:

Mr. José Antonio Garces Silva was elected as new VicePresident of the Company at the board´s meeting held on April 13, 2010. Mr. Juan Claro Gonzalez remains as the President of the Company.

Santiago, April 14, 2010

Jaime Cohen A.
Chief Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                                      EMBOTELLADORA ANDINA S.A.

                                                      By: /s/ Osvaldo Garay
                                                      Name:   Osvaldo Garay
                                                      Title:    Chief Financial Officer
Santiago, April 20, 2010